July 25, 2017

VIA EDGAR

Washington, DC 20549

RE: FORUM FUNDS

Absolute Capital Opportunities Fund (the "Fund")

(FileNos.811-03023 and 002-67052)

Dear Ms. Larkin:

On May 30, 2017, Forum Funds ("Registrant") filed Post-Effective Amendment No. 575 ("PEA 575") to its Registration Statement on Form N-1A with the U.S. Securities and Exchange Commission (the "SEC") to reflect new and revised disclosure in the Fund's prospectus, statement of additional information, and Part C (accession number 0001435109-17-000377) (the "Registration Statement"). Below is a summary of the comments provided by the SEC staff ("Staff") via telephone on Tuesday, July 11, 2017 regarding PEA 575 and the Registrant's responses to the comments. Unless otherwise stated herein, defined terms have the same meaning as set forth in the Registration Statement. The changes to the Registration Statement described below have been incorporated in a post-effective amendment, which is expected to be filed concurrent with this letter on Tuesday, July 25, 2017, pursuant to Rule 485(b) of Regulation C under the Securities Act of 1933, as amended ("1933 Act").

PROSPECTUS

Comment 1: In the Principal Investment Strategies, please provide a plain English description of what the Adviser considers to be a full market cycle.

Response: Registrant refers the Staff to the fourth paragraph in the section entitled "Additional Information Regarding Principal Investment Strategies," which states, in relevant part, "A full market cycle is generally considered to be the movement from a period of strong performance and rising prices through a period of weak performance and falling prices, then back again to a new period of strong performance."

Comment 2: Please explain supplementally the relevance of the statement in the Principal Investment Strategies that, "Although the Fund is not a hedge fund, such strategies are more commonly associated with hedge funds."

Response: In the Adviser's view, the vast majority of mutual funds fall into either fixed-income or long-only strategies. The Adviser believes that employing hedge fund-like strategies in furtherance of the Fund's investment objective, and particularly strategies that utilize short exposure (within the limitations of the Investment Company Act of 1940, as amended), makes the Fund and its investment strategies unique and may be a material consideration for a prospective investor.

Comment 3: In the Principal Investment Strategies, please consider revising references to how the Fund "may" act to more definitively state how the Fund "will" act.

Response: Registrant believes that maintaining flexibility is paramount to the successful implementation of its investment strategy. Therefore, Registrant respectfully declines the comment.

Comment 4: In the section of the Principal Investment Strategies entitled "Opportunistic and Long-Biased Equity Strategies," consider revising the disclosure to more specifically define the types of "securities markets, industries, company sizes, or geographic areas" that such strategies seek to capitalize on.

Response: Registrant believes that maintaining flexibility is paramount to the successful implementation of its investment strategy. Therefore, Registrant respectfully declines to more narrowly define the referenced disclosure.

Comment 5: In the section of the Principal Investment Strategies entitled "Long/Short Equity or Market Neutral Strategies," please describe in plain English what long exposure and short exposure mean.

Response: Registrant has revised the disclosure consistent with the Staff's comment.

Comment 6: Please confirm supplementally that the Fund will not exceed the 15% restriction on investments in illiquid securities. In addition, please consider revising the Liquidity Risk to state that the Fund will not exceed the 15% restriction on investments in illiquid securities.

Response: Registrant confirms that the Fund will not invest more than 15% of its net assets in illiquid securities. Registrant has revised the disclosure consistent with the Staff's comment.

Comment 7: Please explain supplementally how "Long/Short Hedged Equity Strategies" differ from Long/Short Equity or Market Neutral Strategies."

Response: Market neutral strategies attempt to neutralize exposure to general domestic market risk by primarily investing in common stocks that are undervalued and short selling stocks that are considered to be overvalued. Such strategies may attempt to realize a valuation discrepancy in the relationship between multiple securities (relative value or value arbitrage), or may utilize quantitative factors to measure investment attractiveness among securities. In that regard, market neutral strategies commit to maintaining a certain balance of long and short exposure, either to keep net exposure or strategy beta at zero.

Long/short hedged equity strategies similarly rely on the broad ability to utilize both long and short positions in securities that a Subadviser believes to be undervalued or offer high growth opportunities, while also attempting to minimize overall market risk, or take advantage of an anticipated decline in the price of an overvalued company or index. Long/short hedged equity strategies, however, may use short sales, futures, or options, among other types of derivative instruments to hedge risk, increase or reduce the Fund's exposure, or obtain leverage.

Comment 8: Please consider whether Convertible Securities and Arbitrage Risk, Distressed Investments Risk, and Event-Driven (or Special Situation) Strategies Risk are appropriate for the Fund in light of the stated Principal Investment Strategies.

Response: Registrant has revised the disclosure consistent with the Staff's comment. Specifically, Registrant has replaced "Convertible Securities and Arbitrage Risk" with "Convertible Securities Risk," which is more appropriate for the Fund. Registrant has revised Event-Driven Strategies Risk to also include reference to special situations strategies and is now believed to more appropriately represent a principal strategy of the Fund. The Fund continues to invest in distressed investments, as referenced in the "Additional Information Regarding Principal Investment Strategies" section and, therefore, believes that the Distressed Investments Risk remains appropriately included.

Comment 9: Please explain supplementally why the HFRX Equity Hedge Index is believed to be an appropriate broad based securities market index under Item 4(b)(2)(iii) and why the stated index is appropriate for this Fund.

Response: Registrant believes that the HFRX Equity Hedge Index is an appropriate broad based securities market index because it is one that is administered by an organization that is not an affiliated person of the Fund, its investment adviser, or principal underwriter. The HFRX Equity Hedge Index is an appropriate primary benchmark index for the Fund because it tracks strategies that maintain positions both long and short in primarily equity and equity derivative securities, which is similar to the Fund's principal investment strategy.

STATEMENT OF ADDITIONAL INFORMATION ("SAI")

Comment 10: In the section entitled "Investment Policies and Risks," the Fund discloses that it may engage in total return swaps, which are considered to be "senior securities" within the meaning of Section 18 of the Investment Company Act of 1940, as amended. Please supplementally confirm that the Fund will set aside an appropriate amount of liquid assets in accordance with Investment Company Act Release No. 10666 and the related no-action letters. Please confirm that the Registrant understands that the Commission could issue a new rule in the future that may impact the Fund's use of derivative instruments.

Response: Registrant confirms that the Fund will segregate the appropriate amounts required by Section 18 of the 1940 Act, Investment Company Act Release No. 10666 and the related no-action letters. Registrant further confirms its understanding that the Commission is at liberty to promulgate new rules and regulatory guidance that may impact the Fund's use of derivative instruments.

If you have any questions or concerns regarding the enclosed information, please do not hesitate to contact me directly at (207) 347-2076.

Kind regards,

/s/ Zachary R. Tackett

Zachary R. Tackett

cc: Stacy L. Fuller, Esq.

K&L Gates LLP